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April 28, 2023

Board of Trustees

JPMorgan Insurance Trust U.S. Equity Portfolio

JPMorgan Insurance Trust

277 Park Avenue

New York, NY 10172

Board of Trustees

LVIP JPMorgan U.S. Equity Fund

Lincoln Variable Insurance Products Trust

1301 South Harrison Street

Fort Wayne, IN 46802

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to JPMorgan Insurance Trust U.S. Equity Portfolio (the “Target Fund”), a separate series of JPMorgan Insurance Trust, a Massachusetts business trust (the “Target Entity”), to the record holders of Target Fund shares (the “Target Fund Shareholders”), and to LVIP JPMorgan U.S. Equity Fund (the “Acquiring Fund”), a separate series of Lincoln Variable Insurance Products Trust, a Delaware statutory trust (the “Acquiring Entity”), in connection with the proposed transfer of all of the assets, as defined in the Agreement and Plan of Reorganization (the “Plan”) dated as of April 28, 2023, executed by the Target Entity on behalf of the Target Fund and by the Acquiring Entity on behalf of the Acquiring Fund, of the Target Fund (the “Assets”) to the Acquiring Fund in exchange solely for Acquiring Fund shares and the assumption of the liabilities, as defined in the Plan, of the Target Fund (the “Liabilities”) by the Acquiring Fund, followed by the distribution of such Acquiring Fund shares received by the Target Fund in complete liquidation and termination of the Target Fund (the “Reorganization”), all pursuant to the Plan.

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For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Target Entity on behalf of the Target Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Entity on behalf of the Acquiring Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.

The acquisition by the Acquiring Fund of all of the Assets of the Target Fund, as provided for in the Agreement, in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(l) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2.

No gain or loss will be recognized by the Target Fund upon (i) the transfer of all of its Assets to, and assumption of its Liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund shares pursuant to Section 361(a) and Section 357(a) of the Code and (ii) the distribution of the Acquiring Fund shares by the Target Fund to its shareholders in complete liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(l) of the Code, except that the Target Fund may be required to recognize gain or loss with respect to (A) contracts described in Section 1256(b) of the Code, (B) stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, or (C) any other gain or loss required to be recognized upon the termination of a

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position, or upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code.

3.

No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the Assets of the Target Fund in exchange solely for the assumption of the Liabilities of the Target Fund and issuance of the Acquiring Fund shares pursuant to Section 1032(a) of the Code.

4.

The tax basis of the Assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such Assets in the hands of the Target Fund immediately prior to the transfer pursuant to Section 362(b) of the Code, except with respect to (A) contracts described in Section 1256(b) of the Code, (B) stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, and (C) any other Asset on which gain was recognized by the Target Fund upon the termination of a position, or upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code.

5.

The holding periods of the Assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such Assets were held by the Target Fund pursuant to Section 1223(2) of the Code.

6.	No gain or loss will be recognized by the Target Fund Shareholders upon the exchange of all of their Target Fund shares for the Acquiring Fund shares pursuant to Section 354(a) of the Code.

7.

The aggregate tax basis of the Acquiring Fund shares to be received by each Target Fund Shareholder will be the same as the aggregate tax basis of Target Fund shares exchanged therefor pursuant to Section 358(a)(l) of the Code.

8.

The holding period of Acquiring Fund shares received by a Target Fund Shareholder will include the holding period of the Target Fund shares exchanged therefor, provided that the Target Fund Shareholder held Target Fund shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

(continued)

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9.

For purposes of Section 381 of the Code, the Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the Treasury regulations, the items of Target Fund described in Section 381(c) of the Code as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and, if applicable, the Treasury regulations promulgated thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, this opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

Very truly yours,

/s/ Dechert LLP